Sasol Limited    1979/003231/06
1 Sturdee Avenue Rosebank 2196 PO Box 5486 Johannesburg 2000 South Africa
Telephone +27 (0)11 441 3111 Facsimile +27 (0)11 788 5092 www.sasol.com

Directors: PV Cox (Chairman) LPA Davies (Chief Executive) E le R Bradley BP Connellan HG Dijkgraaf (Dutch)
VN Fakude (Executive) MSV Gantsho A Jain (Indian) IN Mkhize AM Mokaba (Executive) S Montsi TH Nyasulu
KC Ramon (Executive) JE Schrempp (German) TA Wixley Company Secretary: NL Joubert
March 11, 2008

Mr. H. Roger Schwall
Assistant Director
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C 20549

Dear Mr. Schwall

Sasol Limited Form 20-F for the Year Ended June 30, 2007
Filed November 21, 2007
File No. 1-31615

We refer to the Staff’s comment letter dated 31 January 2008, relating to the Form 20-F of
Sasol Limited (the “Company”) for the year ended 30 June 2007. Set forth below in detail are the responses to the Staff’s comments, which have been provided in each case following the text of the comment in the Staff’s letter. The Staff is referred to the definitions contained in the
Form 20-F for the year ended 30 June 2007.

1.
We note in the “Regional Office: Dubai” section of your website that Sasol Middle East supplies and serves several countries, including Syria, and the G.D. Portbury Limited, operating as Sasol Gulf, supplies and serves several regions, including East Africa.
Your filing does not include any specific information regarding business contacts with
Syria or with Sudan, which is located in eastern Africa. Syria and Sudan are countries identified by the U.S. State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of your past, current, and anticipated contacts with Syria or Sudan, if any, whether through direct or indirect arrangements. Your response should describe in reasonable detail any products, technology, and services you have provided into those countries, and any agreements, commercial arrangements, or other contacts with the governments of those countries or entities controlled by them.
Response
The Company does not have any operations in Syria or the Sudan and is not currently contemplating investing in operations in these countries.

The Company does not provide, and has not provided, any technology to persons in
Syria or the Sudan, and the Company is not currently contemplating doing so in the future.

The Company does not have any agreements, commercial arrangements, or other contacts with the governments of Syria or the Sudan, or to our knowledge with entities controlled by them.

The Company, directly through its affiliates, Sasol Olefins and Surfactants, Sasol
Solvents and Sasol Wax and through its distributors, has sold chemical products to entities in Syria and the Sudan during fiscal 2007. None of these products were manufactured in the Company’s United States based operations, nor were any of these products sold by an entity incorporated in the United States. Total sales to entities in the Sudan amounted to R136 million for the year ended 30 June 2007. Total sales to entities in Syria amounted to R19.4 million for the fiscal year ended 30 June
2007.
The products are generally used in the detergent, personal care and food industries and in the production of paint and adhesives. These sales consisted of:
•
Esters (Brand name Cosmacol)
This product is used in the pharmaceutical industry to improve the tactility of creams and the efficiency of sunscreens.
•
Medical grade Poly Ethylene Glycol (Brand name Lipoxol Med)
Pharmaceutical application. This product is used as a solvent or dilluent to modify the physical attributes of liquids (like cough syrup) and has limited application as a laxative.
•
Triglyceride (Brand name Witepsol)
Pharmaceutical application, usually used in suppositories. This product is a waxy carrier, with no medicinal attributes of its own.
•
Nonylphenol Ethoxylates
Industrial Detergent and emulsifier. Also used in textile applications like leather processing.
•
Alcohols (Carbon length 16 - 18)
Commodity chemical used to produce raw materials for detergents.
•
Paraffin (Brand name Linpar)
Commodity petrochemical. Very basic molecule with various uses in the petrochemical industry, amongst others a building block for detergent raw materials.
•
Gasoil
Oil refinery raffinate stream. This product has energy value and contains paraffins.
•
Alcohol Based Surfactants (Various brand names)
•
Ketones
•
Acrylates
•
Candle wax
This product is used in the manufacture of candles.
All of these products are commodity-type products which are readily available from many suppliers in the international market.

2.
Please discuss the materiality of any contacts described in response to the foregoing comment, and whether they would constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including, for each referenced country, the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three years. Please also address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value.

We note, for example, that Arizona and Louisiana have adopted legislation requiring their state retirement systems to prepare reports regarding state pension fund assets invested in, and/or permitting divestment of state pension fund assets from, companies that do business with countries identified as state sponsors of terrorism. The Missouri
Investment Trust has established an equity fund for the investment of certain state-
held monies that screens out stocks of companies that do business with U.S.-
designated state sponsors of terrorism. The Pennsylvania legislature has adopted a resolution directing its Legislative Budget and Finance Committee to report annually to the General Assembly regarding state funds invested in companies that have ties to terrorist-sponsoring countries. States including California, Connecticut, Maine, New
Jersey, and Oregon have adopted, and other states are considering, legislation prohibiting the investment of certain state assets in, and/or requiring the divestment of certain state assets from, companies that do business with Sudan. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed towards companies that have business contacts with Syria and
Sudan.
Response
The Company’s total sales to entities in the Sudan and Syria in fiscal 2007, 2006 and
2005 totalled R121.6 million, R254.2 million and R115.5 million, respectively.

These sales are not considered a material investment risk for our security holders for several reasons. In the first place, they represent a negligible percentage of our total sales (0.12% of total sales of R98,127 million in 2007, 0.31% of total sales of R82,395 million in 2006, and 0.17% of total sales of R69,239 million in 2005). There are no assets and liabilities in these countries. Secondly, the products sold are commodity-
type products that are readily available in the international markets and sales thereof in these countries do not represent a commercial priority for the Company. Finally, the
Company does not have, nor does it have plans to develop, operations in these countries.

The Company is generally aware of the legislation adopted by various States in the
United States cited in your letter. The Company believes that due to the relative insignificance of the Company’s business with Syria and the Sudan, such business will not be deemed important by a reasonable investor in making an investment decision and that this legislation will not have a material impact on our reputation or share value.

3.
Expand your discussion throughout this section to discuss fully the causes of material changes to your financial results. We note the discussion of your results in your 2007
Annual Report posted on your website which contains details not found in the MD&A in your 20-F. The purpose of this section in the 20-F is to provide management’s explanation of factors that have affected your financial condition and results of operations and management’s assessment of factors and trends which are anticipated to have a material effect on your financial condition and results of operations in future periods. Refer to item 5 of Form 20-F. As examples only, we note the following:

•    We note the discussion of engineering contract costs on page 135 of the 20-F, and your statement that a shortage of engineering resources is straining the industry and “may impact our project plans and growth ambitions.” Quantify the impact this shortage is having, and may have, on your operations, especially in light of the planned expansions of your synfuels business. We further note the disclosure in your July 2007 investor newsletter on page 6 that this shortage has affected your ability to implement major capital projects in line with initial timelines and within budget, especially in regard to Project Turbo and the third octane train.
•    In your discussion of the 2007 results of your synfuels business on page 154 of the
Form 20-F, you say that production volume decreased due to maintenance shutdowns and ‘instability in your support utilities,” which also impacted 2006 results. We note the statement on page 11 in your 2007 Annual Report that
“Interruptions in power supply have become more frequent….” Expand your discussion in the Form 20-F to state whether this trend is expected to continue and, if so, its impact across this reporting segment.
•    In the discussion of your synfuels business in your 2007 Annual Report on page
33, you note your plan to expand production capacity 20% over the next nine years, adding the equivalent of 30,000 barrels per day to production volumes.
Expand your discussion in the Form 20-F to quantify the impact this potential project will have on your operations.
•    In the discussion of your synfuels business in your 2007 Annual Report on page
33, you discuss Project Mafutha, and state that you have earmarked significant funds for this project. We note your statement that, “Apart from its obvious strategic importance, we estimate that the plant, the residential area and all its supporting utilities will add around one percent to the country’s GDP and create thousands of new jobs.” Expand your discussion in the Form 20-F to quantify the impact this potential project will have on your operations.
Response
We acknowledge that the Annual Report contains some information which is not contained in the Form 20-F. We believe that in the context of the information furnished in our report on Form 20-F this additional information is not material to the overall understanding of our business and operations. We note that the Annual Report by its own terms cross-references the more detailed information in the Form 20-F, and indeed the 20-F is by far more complete and detailed. We will in the future endeavour to ensure that such discrepancies between the documents are eliminated to every extent possible.

With respect to the examples cited, please note the following

•    Globally, capital projects are experiencing a shortage in the availability and competence of engineering resources. We have taken due cognisance of the findings and predictions as reflected by reports published in 2006/7 that speak to the issues of shortage of engineering resources, fabrication capacity globally, delivery times of major equipment and predictions of schedule and cost increases on a global basis and built the general trends into our calculations. The reports referred to have been generated by Cambridge Energy Research Associates
(CERA) (www.cera.com), IPA (Independent Project Analysis) (www.ipaglobal.com),
CII (Construction Industry Institute) (www.construction-institute.org) and consultants in the field such as the Contax Group (www.contaxgroup.com). The following as quoted from CERA, "Large oil and gas production projects worldwide are likely to continue to suffer delays owing to an expanding shortfall of qualified project engineering resources. Compared with the estimated number of staff needed to deliver projects, there could be a potential 10 to 15 percent “people deficit” by 2010, according to a new analysis by CERA. CERA’s conclusion is based on a comprehensive analysis of the engineering and project management staff needed to deliver the over 400 major projects expected to come on-stream over the next five years."
We believe that the risks associated with doing business in South Africa, which would incorporate the aforementioned factors, are fully disclosed in our 2007 Form
20-F Item 3D: Risk Factors under the caption “There are risks related to countries in which we operate that could adversely affect our business, operating results, cash flows and financial condition”. We will endeavour to ensure that where in future we are able to quantify with a responsible degree of accuracy the impact of these trends our filings will include the impact thereof.

As far as is practically and realistically possible, we have already built in the learning obtained from the Project Turbo and 3
rd
Octene Train projects into the
planned expansions for Synfuels Growth and for the whole of the Natural Gas and
Secunda Growth Programme with the goal of reducing or addressing the potential problems referred to in the previous paragraph. Indeed we are continually incorporating our own and others’ learning into our capital project plans and growth strategies to sufficiently address these trends.
Additionally, we continue to factor in the potential impacts that may be experienced in South Africa because of capital project developments currently happening within our transportation, infrastructure and power generation industries.
•    Power interruptions at our Synfuels plant occurred during 2007 which were related to both internal equipment failures and external supply risks. Sasol Synfuels is busy with a major replacement programme of switchgear and control systems as part of the renewal maintenance expenditure. This will improve the reliability of the utility systems over the next few years.

Management of electricity supply between Synfuels and Eskom, the South African state owned national electricity supplier, takes place on a continuous basis and no unplanned interruptions were envisaged at that time. As is the case with other industrial companies in South Africa, Synfuels has, however, embarked on an energy efficiency optimisation process and self-generation projects to reduce aggregate electricity demand and which will yield an improvement in the medium term. The placement of orders for open cycle gas turbines has already commenced. Further opportunities for increased self generated electricity are being investigated.

Though we do not believe that these power interruptions have materially affected our operations, we will assess in future reports whether such interruptions are expected to continue, particularly if they are estimated to have a material impact on our business.
•    The projected 20 percent volume growth, if realised, would have a significant impact on the up and downstream part of our value chain. This project consists of two phases, with approximately 15 percent of the growth expected to come via natural gas and the remainder from coal based high temperature gasification. The first gas based phase is currently in the feasibility study stage whilst the coal based growth is in the pre-feasibility stage. If undertaken, growth from the natural gas based project would realise over the next five years. If undertaken, growth from the gasification of coal is only planned to take effect from 2014. These projects are in the very early stages of planning and have not been approved for commercial development, and as a result it is premature to assess the impact that they would have on our operations.
•    Like the project mentioned above, project Mafutha is currently in the pre-feasibility study stage. As a result. It is premature to accurately assess the impact that it would have on our operations.

4.
We note your discussion of the result for this business and that you had to increase imports due, in part, to “…difficulties at the Sasol Synfuels operations.” Please explain what you mean by this statement.
Response
Sasol Oil purchases fuel components from Sasol Synfuels, refer page 51 of the Form
20-F. Due to unplanned and extended shutdowns at the Sasol Synfuels plant during
2007, Sasol Oil did not receive the required quantities of feedstock to meet its contractual commitments, resulting in Sasol Oil being required to import additional feedstock. The unplanned and extended shutdowns at Sasol Synfuels resulted from platformer instabilities, delays in factory start-ups due to a fire, shutdowns caused by a damaged power line, power failures and a shutdown due to a lightning strike.

5.
Expand your discussion in this section to specifically discuss the impacts that known trends will have on your future liquidity. As examples only, discuss the impacts that
Project Mafutha, the expansion of the capacity of your synfuels plant, and your BEE initiative involving the buyback of 10% of your stock will have on your future liquidity.
Response
From a capital allocation perspective, our Project Mafutha, for instance, although currently only in pre-feasibility study stage, would, like all our projects, have to pass rigorous tests in terms of return on capital requirements, capital availability and implementation risks before the decision to invest capital is taken. On such a major project, capital resource and liquidity risk will likely need to be shared with appropriate equity and funding partners in order to maintain our gearing within the targeted range. Our funding model for major projects of this nature is to maximise external project debt on a non-recourse basis as soon as completion tests have been met. Refer to pages 128 and 129 of the Form 20-F, which set out our policy on how we protect ourselves against long-term trends of a devaluing rand in respect of major capital expenditure in a foreign currency. In addition, pages 179 to 182 of the Form 20-
F discuss how our long-term capital expansion projects will be financed and our debt profile.

Our Synfuels Expansion Project in Secunda on the other hand, is an expansion of a well established and profitable business and can easily be accommodated from normal cash generation and without challenging our targeted gearing ratio.

The Company’s shareholders approved the share buyback programme up to a maximum of 10% of issued share capital at the Annual General Meeting held on 30
November 2007. Our intention is to continue to buy back shares (outside Sasol’s closed period) as market conditions and our cash flows/gearing allow.

We will expand our discussion in future reports on the impacts that these projects may have on our future liquidity
6.
Tell us whether the “Remuneration Report” by the Compensation Committee that appears in your 2007 Annual Report is required by South African law. If it is so required, include it in the Form 20-F.
Response
South African law does not prescribe a remuneration report as such. However, South
African law requires certain disclosures about remuneration. The Remuneration Report contained in the 2007 Annual Report aims to consolidate the legal disclosure requirements with respect to directors’ emoluments of the South African Companies
Act, 1973 and the Listings Requirements of the JSE Limited (“JSE Listings
Requirements”) with additional non-compulsory requirements contained in the Code of
Corporate Practices and Conduct contained in the King Report on Corporate
Governance for South Africa – 2002 (“the King Code”), in one place in the Annual
Report.

The disclosures about directors’ remuneration required by South African law and contained in the Remuneration Report has been included in the Form 20-F under
Items 6B “Compensation” and 6E “Share ownership”. Upon review, we noticed that the
Remuneration report does contain a description of our remuneration philosophy, which we will include in future annual reports on Form 20-F.
7.
Within the table reconciling beginning and end of the year goodwill, you present a line item identified as ‘Reversal of fair value write-down of disposal group held for sale’.
This description appears to imply you are reversing an impairment loss on goodwill. As such, please tell us how this reversal is consistent with the guidance in paragraph 124 of IAS 36.

Response
The reversal was not in terms of IAS 36 Impairment of Assets (IAS 36), paragraph 124 but in fact in terms of IFRS 5 Non-current Assets Held for Sale and Discontinued
Operations (IFRS 5), paragraphs 27 and 28.

The goodwill which is on the balance sheet relates to the Alcohols cash generating unit
(CGU) in Sasol North America. This cash generating unit, in its own right, was and is profitable and generates sufficient future cash flows for the goodwill related to this
CGU not to be impaired. The impairment test in 2006 was performed in terms of IAS
36 as required by IFRS 5, paragraph 18.

It was on classification of the entire Sasol Olefins and Surfactants (Sasol O&S)
business as held for sale in 2006, that the individual cash generating units comprising the Sasol O&S business unit were disregarded as the intention was to dispose of the entire business in a single transaction. The Alcohols North America CGU formed part of a larger disposal group, the Sasol O&S business as per IFRS 5 paragraph 4. In performing the evaluation of this business as a whole, certain non-performing and in fact loss generating assets, not related to the Alcohols North America CGU were included in the total disposal group with the effect that the expected selling price of the
Sasol O&S business was lower than the carrying value of the assets of the Sasol O&S business. As a result, a significant write-down of assets (including all the goodwill attributable to the disposal group) was recognised in 2006. The IFRS 5 write-down of the disposal group was accounted for in terms of IFRS 5 paragraph 23 which requires the write down to be allocated to goodwill of the disposal group first and thereafter to the other assets.

Following the Board’s subsequent decision in 2007 to terminate the divestiture process, in terms of the requirements of IFRS 5 paragraphs 27 and 28, the Company assessed the individual CGUs as if they had never in fact been classified as held for sale. The effect of this was to restore all assets to the values at which they would have been recognised had the classification as held for sale never occurred.

Because the goodwill attributable to the Alcohols CGU would never have been impaired had the entire Sasol O&S business never been classified as held for sale,
IFRS 5 allows for goodwill to be reinstated under these circumstances. We do not believe this to be a reversal of a previously recognised goodwill impairment recognised in terms of IAS 36 paragraph 124 but rather a reversal of a fair value write-down in terms of IFRS 5 paragraphs 27 and 28. Paragraph 27 requires that an entity measures non-current assets that cease to be held for sale at the lower of (a) its carrying amount prior to the asset (or disposal group) was classified as held for sale, adjusted for depreciation, amortisation or revaluation that would have been recognised had the assets (or disposal group) not been classified as held for sale, and (b) its recoverable amount at the date of the subsequent decision not to sell. In terms of paragraph 28, the entity shall present that adjustment in the same income statement caption used to present a gain or loss. We observe that IFRS 5 applies to all non-current assets including goodwill.

We acknowledge that:
•    The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•    Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•    The Company may not assert Staff comments as a defence in any proceeding initiated by the commission or any person under the federal securities laws of the United
     States.

We appreciate the Staff’s review of the Form 20-F for the year ended 30 June 2007. Should the Staff have any questions or require any additional information, please telephone the undersigned at +27-11-441-3435. My email address is  christine.ramon@sasol.com.

Yours faithfully

/s/ Kandimathie Christine Ramon
Christine Ramon
Chief Financial Officer